Exhibit 1

For Immediate Release

Pointer Telocation to Present at the 28th Annual

Roth Capital Growth Conference

Rosh HaAyin, Israel, March 3, 2016, Pointer Telocation Ltd. (Nasdaq CM: PNTR), a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it will be presenting at the Annual Roth Capital Conference to be held between March 13-16, 2016 at the Ritz Carlton Hotel in Dana Point, California.

Pointer’s CEO, Mr. David Mahlab, is scheduled to present on Tuesday, March 15, 2016 at 3:00pm Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. David Mahlab, CEO of Pointer. Interested investors should contact the conference organizers at Roth Capital or the Investor Relations team at Pointer.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information, visit http://www.pointer.com.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com